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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 16)*

                       Papa John's International, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                 698813 10 2
           --------------------------------------------------------
                                 (CUSIP Number)

                       Christopher J. Sternberg, Esq.,
              P.O. Box 99900, Louisville, KY 40269, 502-261-4934
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              November 27, 2001
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 4 Pages
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CUSIP No. 698813 10 2                 13D                 Page  2  of  4  Pages

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          John H. Schnatter
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
          N/A
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
          N/A
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
          N/A
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
          U.S.A.
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               6,445,647
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power
                                  0
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  6,445,647
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  0
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
          6,445,647
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*     / /

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
          28.3
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!
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CUSIP No. 698813 10 2                 13D                 Page  3  of  4  Pages

                               AMENDMENT NO. 16 TO
                                  SCHEDULE 13D
                                JOHN H. SCHNATTER

     This Amendment No. 16 amends and supplements the Statement on Schedule 13D filed by John H. Schnatter, as amended by Amendment Nos. 1-15 thereto, with respect to the common stock ("Common Stock") of Papa John's International, Inc. (the "Company"). Such Schedule 13D is hereby amended to add or revise information to the items indicated. Unless otherwise indicated, defined terms have the same meaning set forth in the originally filed Schedule 13D, as amended.

ITEM 4.  PURPOSE OF TRANSACTION

     On June 14, 2000, Mr. Schnatter completed the following estate planning transfers of Common Stock changing the form of ownership of these shares to indirect from direct: 1,159,420 shares into the John H. Schnatter 2000 GRAT (the "2000 GRAT"); and 579,710 shares into the JHS Family Limited Partnership. On September 14, 2000, Mr. Schnatter made a gift of 11,150 shares to a charity. On November 1, 2000, The John H. Schnatter Family Foundation sold 2,000 shares at a price of $25.06 per share. On November 3, 2000, pursuant to the terms of the GRAT, 229,097 shares were distributed from the GRAT to Mr. Schnatter, changing the form of ownership of these shares to direct from indirect. On December 18, 2000, Mr. Schnatter exchanged 126,183 shares valued at $19.8125 per share for share interests in the Altavera Capital Fund, LLC. On December 29, Mr. Schnatter received 4,169 shares pursuant to liquidation of his interest in the Broadmoor Capital Exchange Fund, LLC.

     On April 5, 2001, Mr. Schnatter made a gift of 8,400 shares of common stock to a charity. On August 7, 2001, The John H. Schnatter Family Foundation sold 2,000 shares at a price of $24.70 per share. On August 15, 2001, Mr. Schnatter made a gift of 8,100 shares to a charity. On September 4, 2001, The John H. Schnatter Family Foundation sold 2,000 shares at a price of $25.32 per share. On October 22, 2001, Mr. Schnatter made a gift of 6,000 shares to a charity. On October 30, 2001, pursuant to terms of the 2000 GRAT, 422,683 shares were distributed from the 2000 GRAT to Mr. Schnatter, changing the form of ownership of these shares to direct from indirect. Between November 14 and 27, Mr. Schnatter sold a total of 490,000 shares of common stock at an average price of $25.60 per share.

     These transactions result in Mr. Schnatter's owning, directly and indirectly, a total of 6,445,647 shares of Common Stock as follows: 4,111,362 shares owned directly; 260,810 shares owned by the GRAT; 736,737 shares owned by the 2000 GRAT; 975,210 shares owned by The JHS Family Limited Partnership; 73,750 shares owned by The John H. Schnatter Family Foundation; and 287,778 shares subject to options which are currently exercisable or exercisable by Mr. Schnatter within 60 days of November 27, 2001.

     By virtue of his stock ownership, and his position as Chairman of the Board and Chief Executive Officer of the Company, Mr. Schnatter may be deemed to be in control of the Company. Mr. Schnatter may from time to time sell additional shares of Common Stock in order to diversify his assets or make charitable or other gifts of shares.

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CUSIP No. 698813 10 2                 13D                 Page  4  of  4  Pages

ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY

     (a)  6,445,647 (28.3%).

     (b)  Sole voting power: 6,445,647 shares
          Shared voting power: 0
          Sole dispositive power: 6,445,647 shares
          Shares dispositive power: 0

     (c) Mr. Schnatter made sales, gifts and transfers of shares of Common Stock as described in Item 4.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 27, 2001                            /s/ John H. Schnatter
-----------------------------                -----------------------------------
                                             Signature

                                             John H. Schnatter
                                             -----------------------------------
                                             Name